UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

For the month of August, 2017

Commission File Number 001-14552

Top Image Systems Ltd.
 (Translation of registrant’s name into English)

2 Ben Gurion Street, Ramat Gan, Israel 52573
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

This Form 6-K including all attachments is being incorporated by reference into the Registration Statement on Form S-8 (file no. 333-125064) and the Registration Statements on Form F-3 (file no. 333-119885 ,333-175546 and 333-193350).

CONTENTS

Attached hereto is a copy of the Registrant’s press release issued on August 16, 2017, reporting the results for the three months and the year ended June 30, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Top Image Systems Ltd.
Date: August 16, 2017
	By:	/s/ Don Dixon
Don Dixon
Executive Chairman

Top Image Systems Reports Second Quarter 2017 Results

Tel Aviv and Plano, Texas – Top Image Systems, Ltd. (NASDAQ: TISA), a global innovator of intelligent content processing solutions, today announced its financial results for the second quarter of 2017, ended on June 30, 2017.

Second Quarter Highlights:

•	Quarterly revenues were $7.4 million, compared to $7.3 million in the first quarter of 2017 and $8.5 million in the same period in 2016;

•	Quarterly operating net loss was ($1.3) million, compared to ($1.7) million in the first quarter of 2017 and ($0.1) million in the same period in 2016;

•	Adjusted EBITDA was a loss of ($0.50) million, compared to a loss of ($0.90) million in the first quarter of 2017 and positive EBITDA of $0.7 million during the same period in 2016;

•
Quarterly recurring revenues were $4.8 million, representing 64% of total revenue, compared to $4.5 million, representing 61% of total revenues, in the first quarter of 2017 and $4.9 million, representing 57% of total revenues in the same quarter of 2016; and

•	Quarterly GAAP total expenses were $ 8.7 million, compared to $9.0 million in the first quarter of 2017 and $8.6 million in the same period last year.

•	Announced and implemented additional measures to achieve cost reductions through consolidation and restructuring of the Executive Management Team:

o	Appointed Patti Barton as Acting CFO. Patti previously served as VP of Finance in the Company’s U.S. headquarters.

o
Appointed John McCaffrey to Vice President and General Manager of TIS Americas. John was previously at Virtustream as a member of the management team that sold to EMC for $1.2 billion. He served on the leadership team of Clarus Systems (sold to OPNET, now Riverbed) and Adjoined Consulting (sold to Kanbay, now Capgemini).

o
Hiring of Arvind Sharma who has joined us as Senior Vice President of Engineering and will be responsible for our global engineering efforts.  Additionally, Arvind will serve as our Chief Information Security Officer.  He has extensive experience in both cloud and on-premise software development.

•
Closed a multi-year, seven figure deal with one of the leading business process outsource service providers in EMEA providing call center, financial process automation and digital mailroom solutions leveraging eFLOW®.

•	eFLOW 5.2. upgrade program is generating incremental revenue growth within our installed base of eFLOW customers globally.

•	Continued progress with implementation of large-scale census and forms processing projects in Asia-Pacific and in South America.

•
eFLOW® AP is gaining traction in the Accounts Payable automation market in 2017. Business closed in the first half of 2017 included an agreement with a retail chain in North America through a strategic partner, an expanded license with a leading data management company in India, and transactions with a consumer goods manufacturer, a medical device manufacturer, a leading utilities provider in Germany, and a business process outsourcing partner in the UK.

•	eFLOW® AP 5.2 solution has achieved certified integration with SAP S/4HANA, the next-generation business suite built for the SAP HANA® platform, with on-premise and cloud deployment options.

Brendan Reidy, CEO of Top Image Systems, commented, “We continue to demonstrate progress against our three key priorities designed to position the company for profitable growth through continuous efficiency improvements from our operations, protecting our core receivables automation and forms processing business, and by accelerating investments in the higher velocity cloud-based process automation solutions market segment. In the quarter, we have instituted additional measures to improve our operational efficiency to further strengthen our operations in the US. The consolidation included the appointment of Patti Barton in the United States as our Acting CFO, and the hiring of John McCaffrey as Vice President and General Manager of TIS Americas and the hiring of Arvind Sharma as our SVP of Engineering and Chief Security Officer. These changes strengthen and instill disciplined growth into our U.S. operations including sales, services and marketing.”

Mr. Reidy added, “We continue on our pathway to accelerate revenues from our on-premise accounts payable solution launched in 2016. We are encouraged by the positive feedback received from our customers who have deployed our eFLOW AP for SAP solution. We are also on track to launch the beta of the eFLOW AP cloud solution, a key building block for us to accelerate recurring cloud revenue streams.”

Second Quarter Financial Results

•	Quarterly revenues were $7.4 million, compared to $7.3 million in the first quarter of 2017 and $8.5 million in the same period in 2016;

•
Quarterly recurring revenues were $4.8 million, representing 64% of total revenue, compared to $4.5 million, representing 61% of total revenues, in the first quarter of 2017 and $4.9 million, representing 57% of total revenues, in the same quarter of 2016;

•	Gross profit for the second quarter of 2017 was $3.2 million, the same as the first quarter of 2017 and $4.3 million in the same period in 2016;

•	Gross margin for the second quarter of 2017 was 43%, compared to 44% in the first quarter of 2017 and 50% in the same period in 2016;

•	Second Quarter operating net loss was ($1.3) million, compared to ($1.7) million in the first quarter of 2017 and ($.1) million in the same period in 2016;

•	Second quarter 2017 GAAP loss per share was ($0.10), consistent with the first quarter of 2017;

•	For the six months ended June 30, 2017, GAAP loss per share was ($.20) compared to ($.13) in the same period last year;

•	Second quarter 2017 Non-GAAP* loss per share was ($0.06), compared to ($0.07) in the first quarter of 2017;

•	For the six months ended June 30, 2017, Non-GAAP loss per share was ($.13), compared to 0 in the same period last year;

•	Adjusted EBITDA was a loss of ($ 0.5) million, compared to a loss of ($0.9) million in the first quarter of 2017.

Conference Call

The Company will host a conference call and webcast later today, at 10:00 a.m. ET, during which the Company’s management will present and discuss the financial results and be available to answer questions from investors.

To join the conference call, please dial in to one of the following teleconference phone lines using the numbers listed below. Please begin placing your calls at least 5 minutes before the conference call commences.  If you are unable to connect using the toll-free number, please try the U.S. Toll/International dial-in number.

US Toll-Free Dial-in Number: 1-877-407-0784

US Toll/INTERNATIONAL Dial-in Number:  1-201-689-8560

Israel Toll-Free Dial-in Number: 1-809-406-247

The conference call is scheduled to begin at:

7:00 a.m. Pacific Time / 10:00 a.m. Eastern Time / 5:00 p.m. Israel Time

To join the live webcast, please click on the following link:  http://public.viavid.com/index.php?id=125746

For those unable to attend the live call or webcast, from the following day an audio recording of the call will be made available for download from the Investors section of the Top Image Systems website www.topimagesystems.com; during the next three months the recorded webcast can be viewed by clicking on the same link as for the live webcast:  http://public.viavid.com/index.php?id=125746

* GAAP and Non-GAAP Financial Measures

This release includes GAAP and non-GAAP financial measures, including, without limitation, Adjusted EBITDA (which eliminates the impact of interest, taxes, amortization and depreciation expenses, as well as non-cash stock-based compensation expenses and other non-recurring items not part of regular business), Non-GAAP Net Income (Loss) (which eliminates the impact of amortization expenses as well as non-cash stock-based compensation expenses and other non-recurring items not part of TIS’ ongoing business operations) and Non-GAAP Income (Loss) per share. Non-GAAP measures are reconciled to comparable GAAP measures in the tables below.

The presentation of these non-GAAP financial measures should be considered in addition to TIS’ GAAP results provided in the attached financial statements for the second quarter ended June 30, 2017, and the other periods presented, and is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. The tables below reconcile each non-GAAP financial measure to its most directly comparable GAAP financial measure. TIS’ management believes that these non-GAAP financial measures provide meaningful supplemental information regarding TIS’ performance by excluding the impact of certain items that may not be indicative of TIS’ core business operating results. TIS’ management believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing TIS’ performance in addition to the GAAP results. These non-GAAP financial measures also facilitate comparisons to TIS’ historical performance and its competitors’ operating results. TIS includes these non-GAAP financial measures because management believes they are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making.

TIS Investors Contact:

James Carbonara
Partner, Hayden IR
james@haydenir.com (646) 755-7412

About Top Image Systems
Top Image Systems™ (TIS™) Ltd. is a global innovator of on-premise and cloud-based applications that optimize content-driven business processes such as procure to pay operations, remittance processing, integrated receivables, customer response management and more. Whether originating from mobile, electronic, paper or other sources, TIS solutions automatically capture, process and deliver content across enterprise applications, transforming information entering an organization into useful and accessible electronic data, delivering it directly and efficiently to the relevant business system or person for action with as little manual handling as possible. TIS’ solutions are marketed in more than 40 countries through a multi-tier network of distributors, system integrators, value-added resellers and strategic partners. Visit the company's website at https://www.topimagesystems.com/ for more information.

Top Image Systems Caution Concerning Forward-Looking Statements

 Certain matters discussed in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from any future results expressed or implied in those forward looking statements. Words such as "will," "expects,", "anticipates," "estimates," and words and terms of similar substance in connection with any discussion of future operating or financial performance identify forward-looking statements. These statements are based on management's current expectations or beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially including, but not limited to, risks in product development, approval and introduction plans and schedules, rapid technological change, customer acceptance of new products, the impact of competitive products and pricing, the lengthy sales cycle, proprietary rights of TIS and its competitors, risk of operations in Israel, government regulation, litigation, general economic conditions and other risk factors detailed in the Company's most recent annual report on Form 20-F and other subsequent filings with the United States Securities and Exchange Commission. We are under no obligation to, and expressly disclaim any obligation to, update or alter our forward-looking statements, whether as a result of new information, future events or otherwise.

Top Image Systems Ltd.
Consolidated Balance Sheet as of

	June 30,	December 31,
	2017	2016
	In thousands

Assets

Current Assets:
Cash and Cash Equivalents	$4,376	$7,636
Restricted Cash	169	119
Trade Receivables, net	5,339	6,717
Other Accounts Receivable and Prepaid Expenses	1,123	829

Total Current Assets	11,007	15,301

Long-Term Assets:
Severance Pay Funds	1,116	1,029
Restricted Cash	157	145
Long-term Deposits and Long-term Assets	94	136
Property and Equipment, net	1,096	1,000
Intangible Assets, net	2,847	3,623
Goodwill	18,650	18,405

Total Long-term Assets	23,960	24,338

Total Assets	$34,967	$39,639

Liabilities and Shareholders' Equity

Current Liabilities:

Short-term Bank Loans	$1,500	$3,017
Trade Payables	1,090	1,237
Deferred Revenues	3,677	3,594
Accrued Expenses and Other Accounts Payable	3,450	3,430

Total Current Liabilities	9,717	11,278

Long-Term Liabilities:

Accrued Severance Pay	$1,255	$1,214
Non-current Deferred Revenues	2,416	2,626
Other Long-term Liabilities	4,792	4,528

Total Long-term Liabilities	8,463	8,368

Total Liabilities	$18,180	$19,646

Total Parent Shareholders' Equity	$16,741	$19,955
Non-controlling Interest	46	38
Shareholders' Equity	16,787	19,993

Total Liabilities and Shareholders' Equity	$34,967	$39,639

Top Image Systems Ltd.
Statement of Operations for the

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30,	June 30,	June 30,	June 30,
	2017	2016	2017	2016
	In thousands, except per share data
License Revenues	1,285	1,719	2,971	3,475
Services Revenues	6,123	6,767	11,762	13,468
Revenues	$7,408	$8,486	$14,733	$16,943

Cost of License Revenues	124	532	284	893
Cost of Services Revenues	4,107	3,680	8,070	7,569
Cost of Revenues	4,231	4,212	8,354	8,462

Gross Profit	3,177	4,274	6,379	8,481
Expenses
Research & Development	1,228	1,024	2,445	2,315
Sales & Marketing	1,494	1,933	3,268	4,096
General & Administrative	1,645	1,283	3,422	2,645
Amortization Costs	153	127	306	254
Restructuring Charges	-	3	-	1,186

	4,520	4,370	9,441	10,496

Operating (Loss) Profit	(1,343)	(96)	(3,062)	(2,015)

Financial Expenses, net	(410)	(196)	(364)	(274)

Other Income (loss), net	4	1	6	6

(Loss) profit Before Taxes on Income	(1,749)	(291)	(3,420)	(2,283)

Tax Expenses (income)	50	(117)	146	6
Net (Loss) Profit	(1,799)	(174)	(3,566)	(2,289)
Net Income Attributable to Noncontrolling Interest	(5)	(6)	(7)	(8)

Net (Loss) Profit	$(1,804)	$(180)	$(3,573)	$(2,297)

Earnings per Share
Basic (Loss) Earnings per Share	$(0.10)	$(0.01)	$(0.20)	$(0.13)

Weighted Average Number of Shares Used in Computation of Basic Net (Loss) Income per Share	17,932	17,919	17,932	17,919
Diluted (Loss) Earnings per Share	$(0.10)	$(0.01)	$(0.20)	$(0.13)
Weighted Average Number of Shares Used in Calculation of Diluted Net (Loss) Earnings per Share	17,932	17,919	17,932	17,919

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30,	June 30,	June 30,	June 30,
	2017	2016	2017	2016
	In thousands, except per share data

Adjusted EBITDA:
Net (Loss) Profit	$(1,804)	$(180)	$(3,573)	$(2,297)
Interest	211	21	355	36
Other Financial Expenses	199	175	9	238
Taxes	50	(117)	146	6
Depreciation	175	174	347	343
Amortization	393	361	787	723
Stock-based Compensation Expenses	231	230	436	455
Restructuring Charge	-	3	-	1,186
Debt Reserve Adjustment	68	-	71	-
Total Adjusted EBITDA	$(477)	$667	$(1,422)	$690

Reconciliation of GAAP to Non-GAAP Results:

Net (Loss) Profit	$(1,804)	$(180)	$(3,573)	$(2,297)
Amortization	393	361	787	723
Stock-based Compensation Expenses	231	230	436	455
Debt Reserve Adjustment	68	-	71	-
Restructuring Charge	-	3	-	1,186

Non-GAAP Net Profit	$(1,112)	$414	$(2,279)	$67

Non-GAAP Net income used for basic earnings per share	$(1,112)	$414	$(2,279)	$67
Shares Used in Basic Earnings per Share Calculation	17,932	17,919	17,932	17,919

Non-GAAP Basic Earnings per Share	$(0.06)	$0.02	$(0.13)	$0.00

Non-GAAP Net Income Used for Diluted Earnings per Share	$(1,112)	$414	$(2,279)	$67
Shares Used in Diluted Earnings per Share Calculation	17,932	17,936	17,932	17,946

Non-GAAP Diluted Earnings per Share	$(0.06)	$0.02	$(0.13)	$0.00